Filed Pursuant to Rule 433
Registration No. 333-141425-03
February 9, 2009
The Connecticut Light and Power Company
Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company
Security:	$250,000,000 5.50% First and Refunding Mortgage Bonds, 2009 Series A, due 2019
Maturity:	February 1, 2019
Benchmark Treasury:	3.75% due November 15, 2018
Benchmark Treasury Yield:	3.053%
Spread to Benchmark Treasury:	250 basis points
Yield to Maturity:	5.553%
Coupon:	5.50%
Price to Public:	99.601% of face amount
Interest Payment Dates:	August 1 and February 1, commencing August 1, 2009
Redemption Provisions
Make-whole call:	At any time at a discount rate of Treasury plus 40 basis points
Settlement:	February 13, 2009 (T+4)
CUSIP:	207597EE1
Ratings:	A3 by Moody’s Investors Service
BBB+ by Standard & Poor’s Ratings Services
A- by Fitch Ratings
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Co-Managers:	Banc of America Securities LLC, BNY Mellon Capital Markets, LLC and Wachovia Capital Markets, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, Ext. 2663 or Citigroup Global Markets Inc. collect at 212-816-6000.